Exhibit 99.1

Kenon Announces Agreement to Acquire 25% Interest in District Heating and Cooling Business in

the United States for approximately $450 million

Singapore, September 30, 2026. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces that it has entered into an agreement (the “Agreement”) to acquire 25% of the equity interest in Vicinity District Energy (“Vicinity” or the “Company”) for cash consideration of approximately $450 million in connection with a sale of the Vicinity business. The acquisition is part of a transaction in which the current owner of the Company, an entity related to Antin Infrastructure Partners (the “Seller”), has agreed to sell a majority interest in Vicinity (the “Acquisition”) to an entity (the “Buyer”) that is owned by Kenon and funds managed by Harrison Street Asset Management (together with such funds, “HSAM”). A consortium of lenders has committed debt financing, which is non-recourse to Kenon and HSAM, of up to $1.4 billion to fund a portion of the purchase price and a facility for future growth capital expenditures of the Vicinity business.

Vicinity, a leading pure-play district heating / cooling infrastructure utility platform in the United States, is the sole district heating / cooling provider in 12 major cities in the United States, including Boston and Philadelphia, delivering steam, hot water and chilled water to commercial, institutional, healthcare, higher education, residential and other customers. District heating / cooling systems are a well-established and important part of urban infrastructure across numerous cities in the United States, some of which have been operating for more than 150 years. Vicinity serves more than 700 customers across approximately 1,000 buildings, representing approximately 250 million square feet of space, through over 140 miles of underground pipe infrastructure. Vicinity’s revenues are largely derived from long-term contracts (approximately 15 years weighted average tenor) with inflation-linked escalators, and fuel cost pass-throughs. Vicinity is also an early mover in offering an affordable decarbonized solution, eSteamTM, to support customers’ sustainability objectives. Vicinity has a track record of growth, supported by a growing customer base and a pipeline of growth opportunities across network densification, network extensions and asset optimization, expected to be funded from operating cash flows and the capital expenditure debt facility. Vicinity had total revenues (under U.S. GAAP) of approximately $611 million in 2025, and based on unaudited management information provided by Vicinity, Vicinity's expected annualized run rate Adjusted EBITDA is over $140 million1.

The purchase price for the Acquisition is based on a total enterprise value for 100% of the Company of $2.92 billion, subject to post-closing adjustments including for closing date cash, working capital and debt.

The maximum cash obligation of Kenon in respect of the Acquisition is approximately $450 million, and Kenon has no obligation to acquire in excess of a 25% indirect interest in Vicinity. Kenon intends to fund its obligations for its share of the cash portion of the consideration for the Acquisition using cash on hand and available liquidity, and does not intend to use funds beyond its currently available cash and liquidity.

The Acquisition follows several years in which Kenon assessed a wide range of potential investments in new businesses and reflects the disciplined approach Kenon has taken throughout that period. It advances Kenon's strategy of maximizing shareholder value through a substantial investment in an established industry. The Acquisition reflects diversification of Kenon’s business into an area that is distinct from the electricity generation activities of OPC Energy Ltd. and its subsidiaries. Kenon will have significant board representation and intends to be actively involved in promoting the growth and development of the business.

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1 Adjusted EBITDA is a non-GAAP financial measure and is not a measure of performance under IFRS. Expected annualized run rate Adjusted EBITDA as presented above is based upon unaudited management information provided by Vicinity. Due to the forward-looking nature of Adjusted EBITDA, we are unable to present a quantitative reconciliation of such forward-looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort.

Kenon’s partner in the Acquisition, HSAM is a global alternative investment management firm with more than $110 billion in assets under management.2 Funds managed by HSAM own, among HSAM’s diversified portfolio, a 33.33% stake in CPV Renewable Power LLC, which holds the renewable energy business of CPV Group LP, which is the U.S. subsidiary of Kenon’s subsidiary OPC Energy Ltd. Such investment in CPV Renewable is distinct from the Acquisition.

Kenon and HSAM have agreed to enter into a limited liability company agreement (the “LLC Agreement”) which will govern their rights and obligations with respect to the Buyer, including provisions with respect to funding of the Buyer, pre-emptive rights, customary transfer restrictions and rights to trigger a sale of interests in the Buyer after a certain period, all subject to agreed terms and exclusions. The LLC Agreement also includes provisions for management of the Buyer, including the appointment of managers of the Buyer and actions which require both parties’ consent. An interim agreement between Kenon and HSAM governs the rights and obligations of the parties with respect to the Acquisition between signing and the effective date of the LLC Agreement.

The Buyer has entered into an agreement with the Seller for the acquisition of Vicinity (the “Equity Purchase Agreement”). The Equity Purchase Agreement includes representations, warranties and covenants, in relation to which the Buyer has obtained representation and warranty insurance. Pursuant to the Equity Purchase Agreement, the Buyer will acquire between approximately 60% and 100% interest in the holding company of Vicinity (“Vicinity Holding Company”). The Buyer and the Seller have entered into an agreement that sets out provisions governing Vicinity Holding Company from completion of the Acquisition should the Seller retain an interest in the company, including governance rights of the parties, funding and transfer restrictions and provisions for Kenon or HSAM, at their discretion, to increase their interests in Vicinity Holding Company, subject to agreed terms and exclusions.

The Equity Purchase Agreement may be terminated prior to closing in the case of certain material breaches of representations and warranties or if closing conditions are not met within certain deadlines set forth in the agreement. The Equity Purchase Agreement provides for a termination fee payable by the Buyer to the Seller if the agreement is terminated in certain circumstances, which amount (plus certain expenses) is guaranteed by Kenon and HSAM (the “Guarantees”). Kenon’s obligation under its Guarantee is limited to $40.2 million.

Completion of the Acquisition under the Equity Purchase Agreement is subject to certain customary closing conditions, including receipt of regulatory approvals and clearances or the expiration or termination of applicable waiting periods. Closing is expected to occur in Q2 2027.

Caution Concerning Forward-Looking Statements

This press release and related discussions include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, “anticipate”, “project”, “run rate”, and variations of these words or comparable words. These statements include, but are not limited to, statements relating to the Acquisition and the Equity Purchase Agreement, including the terms of the transaction, the expected amount of cash required by Kenon for the Acquisition, representation and warranty insurance, the debt financing commitments, conditions to closing and expected timing for closing, Kenon’s Guarantee, the terms that will be included in the LLC Agreement and the agreement between the Buyer and the Seller relating to Vicinity Holding Company, the expected ownership in the Buyer and Vicinity Holding Company, the expected annualized run rate Adjusted EBITDA of Vicinity presented in this press release and the anticipated performance and prospects of the Vicinity business, Kenon’s strategy and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risks relating to the Acquisition including risks relating to conditions to completion of the Acquisition, funding of the debt financing committed for the Acquisition and for capital expenditures, the amount of cash payable by Kenon in connection with the Acquisition, the risk that regulatory approvals or clearances are not obtained within the deadlines set forth in the Equity Purchase Agreement or at all, the risk that conditions to completion of the Equity Purchase Agreement are not met, risks relating to potential termination of the Equity Purchase Agreement and the termination fees which may be payable, risks relating to Kenon’s Guarantee, risks relating to management and operation of the Buyer and Vicinity Holding Company including funding and governance matters, budget approval, and risks relating to the provisions for Kenon or HSAM increasing their interests in Vicinity Holding Company and future transfers of interests in the Buyer and Vicinity Holding Company, risks relating to the Vicinity business including regulatory risks, risks relating to customers and suppliers, risks relating to unanticipated liabilities, the risk that the Vicinity business does not perform as anticipated, risks relating to the expected annualized run rate Adjusted EBITDA presented in this press release, including that it is derived from unaudited management information of Vicinity that has not been independently verified by Kenon and has not been audited or reviewed by Kenon’s or Vicinity’s auditors, that it does not give effect to seasonality, weather variability, commodity price movements or other factors affecting demand for and the cost of providing district heating and cooling services, that it does not take account of any purchase accounting adjustments, financing costs and transaction expenses, and that it may not be indicative of Vicinity’s results for 2026 or any future period, risks relating to the terms and availability of representation and warranty insurance, risks relating to capital expenditures required for the Vicinity business, risks relating to the LLC Agreement and governance of the Buyer and other risks and factors and those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

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2 As of June 30, 2026. Assets under management (“AUM”) reflects the AUM for the investment advisory and asset management clients of investment advisors owned in whole or in part by HSAM (such advisors include: Harrison Street Advisors, LLC, Rockwood Capital, LLC, Roundshield Partners and Basalt Infrastructure Partners, Colliers Global Investors Italy, SGR S.p.A., Colliers Global Investors France S.A.S. and Colliers Capital Holdings Limited) and is inclusive of the regulatory AUM of such investment advisors as would be reported in their respective Form ADVs.